UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NetQin Mobile, Inc.

(Name of Issuer)

Class A common shares, $0.0001 par value per share

(Title of Class of Securities)

64118U108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Ceyuan Ventures I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 26,974,092 (2)

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 26,974,092 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,974,092 (2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 43.0% (3)

12	Type of Reporting Person PN

(1)   This Schedule 13G is filed by Ceyuan Ventures I, L.P. (“CV I”), Ceyuan Ventures Advisors Fund, LLC (“CVAF”), Ceyuan Ventures Management, LLC (“CVM,” together with CV I and CVAF, collectively, the “Ceyuan Entities”), Christopher Walker Wadsworth (“Wadsworth”) and Bo Feng (“Feng,” together with Wadsworth and the Ceyuan Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. CVM serves as the sole general partner of CV I and is the sole voting Class B Ordinary Shareholder of CVAF and may be deemed to own beneficially the shares held by CV I and CVAF. Messrs. Wadsworth and Feng are Executive Managing Directors of CVM  and exercise shared voting and investment control over the shares held by the CV I and CVAF and may be deemed to own beneficially the shares held by CV I and CVAF. CVM, Wadsworth and Feng own no securities of the Issuer directly.

(2)   Represents 26,947,092 Class B Common Shares held by the Ceyuan Entities.  Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each ADS reflects five Class A Common Shares.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

(3)   The percentage is based upon 35,714,290 shares of the Issuer’s Class A Common Shares outstanding as reported by the Issuer in its final prospectus dated May 4, 2011 and 26,974,092 shares of Class B Common Shares held by the Reporting Persons that are convertible at the option of the holder into Class A Common Shares.   The Reporting Person holds 11.9% of the total outstanding shares of common stock of the Issuer as reported by the Issuer in its final prospectus dated May 4, 2011.

1	Names of Reporting Persons Ceyuan Ventures Advisors Fund, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 26,974,092 (2)

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 26,974,092 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,974,092 (2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 43.0% (3)

12	Type of Reporting Person OO

(1)   This Schedule 13G is filed by Ceyuan Ventures I, L.P. (“CV I”), Ceyuan Ventures Advisors Fund, LLC (“CVAF”), Ceyuan Ventures Management, LLC (“CVM,” together with CV I and CVAF, collectively, the “Ceyuan Entities”), Christopher Walker Wadsworth (“Wadsworth”) and Bo Feng (“Feng,” together with Wadsworth and the Ceyuan Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. CVM serves as the sole general partner of CV I and is the sole voting Class B Ordinary Shareholder of CVAF and may be deemed to own beneficially the shares held by CV I and CVAF. Messrs. Wadsworth and Feng are Executive Managing Directors of CVM and exercise shared voting and investment control over the shares held by the CV I and CVAF and may be deemed to own beneficially the shares held by CV I and CVAF. CVM, Wadsworth and Feng own no securities of the Issuer directly.

(2)   Represents 26,947,092 Class B Common Shares held by the Ceyuan Entities.  Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each ADS reflects five Class A Common Shares.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

(3)   The percentage is based upon 35,714,290 shares of the Issuer’s Class A Common Shares outstanding as reported by the Issuer in its final prospectus dated May 4, 2011 and 26,974,092 shares of Class B Common Shares held by the Reporting Persons that are convertible at the option of the holder into Class A Common Shares.   The Reporting Person holds 11.9% of the total outstanding shares of common stock of the Issuer as reported by the Issuer in its final prospectus dated May 4, 2011.

1	Names of Reporting Persons Ceyuan Ventures Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 26,974,092 (2)

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 26,974,092 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,974,092 (2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 43.0% (3)

12	Type of Reporting Person OO

(1)   This Schedule 13G is filed by Ceyuan Ventures I, L.P. (“CV I”), Ceyuan Ventures Advisors Fund, LLC (“CVAF”), Ceyuan Ventures Management, LLC (“CVM,” together with CV I and CVAF, collectively, the “Ceyuan Entities”), Christopher Walker Wadsworth (“Wadsworth”) and Bo Feng (“Feng,” together with Wadsworth and the Ceyuan Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. CVM serves as the sole general partner of CV I and is the sole voting Class B Ordinary Shareholder of CVAF and may be deemed to own beneficially the shares held by CV I and CVAF. Messrs. Wadsworth and Feng are Executive Managing Directors of CVM and exercise shared voting and investment control over the shares held by the CV I and CVAF and may be deemed to own beneficially the shares held by CV I and CVAF. CVM, Wadsworth and Feng own no securities of the Issuer directly.

(2)   Represents 26,947,092 Class B Common Shares held by the Ceyuan Entities.  Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each ADS reflects five Class A Common Shares.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

(3)   The percentage is based upon 35,714,290 shares of the Issuer’s Class A Common Shares outstanding as reported by the Issuer in its final prospectus dated May 4, 2011 and 26,974,092 shares of Class B Common Shares held by the Reporting Persons that are convertible at the option of the holder into Class A Common Shares.   The Reporting Person holds 11.9% of the total outstanding shares of common stock of the Issuer as reported by the Issuer in its final prospectus dated May 4, 2011.

1	Names of Reporting Persons Christopher Walker Wadsworth

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 26,974,092 (2)

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 26,974,092 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,974,092 (2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 43.0% (3)

12	Type of Reporting Person IN

(1)   This Schedule 13G is filed by Ceyuan Ventures I, L.P. (“CV I”), Ceyuan Ventures Advisors Fund, LLC (“CVAF”), Ceyuan Ventures Management, LLC (“CVM,” together with CV I and CVAF, collectively, the “Ceyuan Entities”), Christopher Walker Wadsworth (“Wadsworth”) and Bo Feng (“Feng,” together with Wadsworth and the Ceyuan Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. CVM serves as the sole general partner of CV I and is the sole voting Class B Ordinary Shareholder of CVAF and may be deemed to own beneficially the shares held by CV I and CVAF. Messrs. Wadsworth and Feng are Executive Managing Directors of CVM and exercise shared voting and investment control over the shares held by the CV I and CVAF and may be deemed to own beneficially the shares held by CV I and CVAF. CVM, Wadsworth and Feng own no securities of the Issuer directly.

(2)   Represents 26,947,092 Class B Common Shares held by the Ceyuan Entities.  Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each ADS reflects five Class A Common Shares.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

(3)   The percentage is based upon 35,714,290 shares of the Issuer’s Class A Common Shares outstanding as reported by the Issuer in its final prospectus dated May 4, 2011 and 26,974,092 shares of Class B Common Shares held by the Reporting Persons that are convertible at the option of the holder into Class A Common Shares.   The Reporting Person holds 11.9% of the total outstanding shares of common stock of the Issuer as reported by the Issuer in its final prospectus dated May 4, 2011.

1	Names of Reporting Persons Bo Feng

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares

	6	Shared Voting Power 26,974,092 (2)

	7	Sole Dispositive Power 0 Shares

	8	Shared Dispositive Power 26,974,092 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 26,974,092 (2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 43.0% (3)

12	Type of Reporting Person IN

(1)   This Schedule 13G is filed by Ceyuan Ventures I, L.P. (“CV I”), Ceyuan Ventures Advisors Fund, LLC (“CVAF”), Ceyuan Ventures Management, LLC (“CVM,” together with CV I and CVAF, collectively, the “Ceyuan Entities”), Christopher Walker Wadsworth (“Wadsworth”) and Bo Feng (“Feng,” together with Wadsworth and the Ceyuan Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. CVM serves as the sole general partner of CV I and is the sole voting Class B Ordinary Shareholder of CVAF and may be deemed to own beneficially the shares held by CV I and CVAF. Messrs. Wadsworth and Feng are Executive Managing Directors of CVM and exercise shared voting and investment control over the shares held by the CV I and CVAF and may be deemed to own beneficially the shares held by CV I and CVAF. CVM, Wadsworth and Feng own no securities of the Issuer directly.

(2)   Represents 26,947,092 Class B Common Shares held by the Ceyuan Entities.  Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.  Each ADS reflects five Class A Common Shares.  Each Class B Common Share is entitled to ten votes per share, whereas each Class A Common Share is entitled to one vote per share.

(3)   The percentage is based upon 35,714,290 shares of the Issuer’s Class A Common Shares outstanding as reported by the Issuer in its final prospectus dated May 4, 2011 and 26,974,092 shares of Class B Common Shares held by the Reporting Persons that are convertible at the option of the holder into Class A Common Shares.   The Reporting Person holds 11.9% of the total outstanding shares of common stock of the Issuer as reported by the Issuer in its final prospectus dated May 4, 2011.

Item 1(a).	Name of Issuer: NetQin Mobile, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: No. 4 Building 11 Heping Li East Street Dongcheng District Beijing, 100012 The People’s Republic of China

Item 2(a).

Name of Person Filing:
This Schedule 13G is being jointly filed by:

Ceyuan Ventures I, L.P. (“CV I”)

Ceyuan Ventures Advisors Fund, LLC (“CVAF”)

Ceyuan Ventures Management, LLC (“CVM”)

Christopher Walker Wadsworth (“Wadsworth”)

Bo Feng (“Feng”)

Item 2(b).	Address of Principal Business Office, or, if none, Residence: Ceyuan Ventures Management,LLC c/o Maples Corporate Services Limited P.O. Box 309, Ugland House Grand Cayman, KY1-1104, Cayman Islands
Item 2(c).	Citizenship:

CV I	-	Cayman Islands exempted limited partnership
CVAF	-	Cayman Islands exempted limited company
CVM	-	Cayman Islands exempted limited company
Wadsworth	-	United State of America
Feng	-	Hong Kong

Item 2(d).	Title of Class of Securities: Class A common stock. Each Class B Common Share is convertible at the option of the holder into one Class A Common Share.
Item 2(e).	CUSIP No.: 64118U108

Item 3.	Not Applicable.

Item 4.	Ownership

Ceyuan Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
CV I	25,814,206	0	26,947,092	0	26,947,092	26,947,092	43.0%

CVAF	1,159,886	0	26,947,092	0	26,947,092	26,947,092	43.0%

CVM	0	0	26,947,092	0	26,947,092	26,947,092	43.0%

Wadsworth	0	0	26,947,092	0	26,947,092	26,947,092	43.0%

Feng	0	0	26,947,092	0	26,947,092	26,947,092	43.0%

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Ceyuan Ventures I, L.P.

By: Ceyuan Ventures Management, LLC
Its: General Partner

By:	/s/ Ceyuan Ventures I, L.P

Ceyuan Ventures Advisors Fund, LLC

By: Ceyuan Ventures Management, LLC
Its: Class B Shareholder

By:	/s/ Ceyuan Ventures Advisors Fund, LLC

Ceyuan Ventures Management, LLC

By:	/s/ Ceyuan Ventures Management, LLC

/s/ Christopher Walker Wadsworth
Christopher Walker Wadsworth

/s/ Bo Feng
Bo Feng

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Ceyuan Ventures I, L.P., Ceyuan Ventures Advisors Fund, LLC, Ceyuan Ventures Management, LLC, Christopher Walker Wadsworth and Bo Feng.